February 28, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Re: Maiden Holdings, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2023
File No. 001-34042

Ladies and Gentlemen:

On behalf of Maiden Holdings, Ltd. ( “Maiden” or the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2023 (the “Comment Letter”), relating to the above referenced Proxy Statement on Schedule 14A filed with the Commission (the “Proxy Statement”). Please note that Maiden received the Staff’s comment letter on February 7, 2024. We are concurrently filing via EDGAR this letter and undertake to make the revisions noted in the Registrant’s upcoming proxy statement.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Registrant’s response in ordinary type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.
Definitive Proxy Statement on Schedule 14A filed March 31, 2023
Pay Versus Performance Comparison, page 16
1.We note that you have included Net Income Available to Maiden Common Shareholders in column (g) of your pay versus performance table in lieu of Net Income as required by Regulation S-K Item 402(v)(2)(v). Please include net income (loss), as reported in your audited GAAP financial statements, in column (g) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09.
Response: The Registrant acknowledges the Staff’s comment and will include the required disclosure in the next Proxy Statement.
2. In your disclosures about the relationship of compensation actually paid to both total shareholder return and net income, you say that the amounts are "generally aligned" or "not directly aligned" respectively. Given that the all of the measures declined by various percentages over the two year period in the pay versus performance table, it is unclear what meaningful relationships are described by use of the terms "generally aligned" or "not directly aligned." Please ensure that your disclosure includes a clear description of the relationships, as required by Item 402(v)(5).

Ideation House, 1st Floor | 94 Pitts Bay Road | Pembroke HM08 | Bermuda | Telephone: 441-298-4900
Mailing Address: 48 Par-la-Ville Road, Suite 1141 | Hamilton HM 12 | Bermuda

Response: The Registrant acknowledges the Staff’s comment and will include the required disclosure in the next Proxy Statement.
If you have questions with respect to the responses set forth above, please direct the questions to me at (441) 298-4901.

Sincerely,

/s/ Lawrence F. Metz                          Lawrence F. Metz
Executive Vice Chairman and Group President

cc: Samir A. Gandhi, Sidley Austin LLP